Filed pursuant to Rule 433
June 16, 2025

Relating to
Preliminary Prospectus Supplement dated June 16, 2025 to
Prospectus dated January 3, 2023
Registration Statement Nos. 333-269102 and 333-269102-01

Kimco Realty OP, LLC

Pricing Term Sheet

$500,000,000 5.300% Notes due 2036

Issuer:	Kimco Realty OP, LLC
Guarantor:	Kimco Realty Corporation
Ratings*:	Baa1 (positive) by Moody’s Investors Service, Inc. BBB+ (positive) by Standard & Poor’s Ratings Services A- (stable) by Fitch, Inc.
Aggregate Principal Amount Offered Hereby:	$500,000,000
Pricing Date:	June 16, 2025
Settlement Date:
June 26, 2025 (T+7)

The Settlement Date of June 26, 2025 is the seventh business day following the date of the preliminary prospectus supplement. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Maturity Date:	February 1, 2036
Interest Payment Dates:	February 1 and August 1, commencing on February 1, 2026
Coupon:	5.300%
Price to Public:	99.560% of the principal amount plus accrued interest from June 26, 2025 if settlement occurs after the Settlement Date
Gross Proceeds to Issuer (before expenses):	$497,800,000
Use of Proceeds:
The Issuer intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, repaying outstanding borrowings under the Issuer’s $2.0 billion unsecured revolving credit facility and funding for suitable acquisition, investment and redevelopment opportunities. Affiliates of certain of the underwriters are lenders under the unsecured revolving credit facility. Accordingly, those affiliates will receive a portion of the net proceeds from this offering to the extent such net proceeds are used to repay the unsecured revolving credit facility.

Benchmark Treasury:	4.250% due May 15, 2035
Benchmark Treasury Yield:	4.434%
Spread to Benchmark Treasury:	+92 bps
Yield to Maturity:	5.354%
Redemption Provisions:
Make-whole Call:
Prior to November 1, 2035 (the date that is three months prior to the Maturity Date), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date at the treasury rate plus 15 basis points less (b) interest accrued to, but excluding, the redemption date; and

(2)
100% of the principal amount of the Notes to be redeemed.

Par Call:
At any time on or after November 1, 2035, the Notes will be redeemable at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP / ISIN:	49447B AC7 / US49447BAC72
Joint Book-Running Managers:
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
Barclays Capital Inc.
BMO Capital Markets Corp.
TD Securities (USA) LLC

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Managers:	Morgan Stanley & Co. LLC Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The Issuer and the Guarantor have filed a registration statement (including a prospectus dated January 3, 2023 as supplemented by a preliminary prospectus supplement dated June 16, 2025) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus and preliminary prospectus supplement by contacting Wells Fargo Securities, LLC at 1-800-645-3751; BNP Paribas Securities Corp. at 1-800-854-5674; PNC Capital Markets LLC at 1-855-881-0697; RBC Capital Markets, LLC at 1-866-375-6829; or Truist Securities, Inc. at 1-800-685-4786.